SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER
                        PURSUANT TO RULE 13A-16 OR 15D-16
                     OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2004

Commission File Number 000-50778

                                  Hemosol Corp.
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                 (Translation of registrant's name into English)

         2585 Meadowpine Boulevard, Mississauga, Ontario, Canada L5N 8H9
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                     (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F X Form 40-F
                                                 ---           ---

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes      No  X
    ---     ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-___________________.

The following is included in this Report on Form 6-K:

1. Press release, dated September 28, 2004.










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           HEMOSOL TO MANUFACTURE HEPALEAN PRODUCTS FOR ORGANON CANADA

                   - First Shipments Expected in Early 2005 -

TORONTO, ONTARIO (SEPTEMBER 28, 2004) - Hemosol (NASDAQ: HMSL, TSX: HML) today announced that it has signed a multi-year agreement with Organon Canada, the pharmaceutical division of Akzo Nobel. This agreement, with an initial term of three years, will see Hemosol become the exclusive Canadian manufacturer and supplier of licensed "Hepalean(R)" products to Organon.

Shipments of the first Hepalean products are scheduled to begin in early 2005 subsequent to the completion of manufacturing process validation and licensing of the Meadowpine facility. Revenue from this agreement is expected to contribute to reducing Hemosol's burn rate beginning in 2005.

"This agreement represents a major step in our strategy to leverage our state-of-the-art Meadowpine facility and bio-manufacturing expertise to produce high value biopharmaceutical products and more specifically validates our experience and capability in the area of protein manufacturing," said Dr. Dirk Alkema, Vice President, Operations of Hemosol. "We will also be acquiring a much needed capability in terms of vial fill/finish that rounds out our portfolio as we move forward with our other commitments including our previously announced strategic alliance with ProMetic and the American Red Cross."

Hemosol's addition of a vial filling line to fulfil this agreement complements Hemosol's existing capability of aseptic filling into IV transfusion bags. The new capacity will also support other business opportunities that Hemosol is pursuing.

Organon's Hepalean products are derived from heparin sodium, an agent used in the treatment of thrombophlebitis, phlebothrombosis, and cerebral, coronary, and retinal vessel thrombosis to prevent extension of clots and thromboembolic phenomena. Heparin is also used prophylactically to prevent the occurrence of thromboembolism, and to prevent clotting during dialysis and other surgical procedures, particularly vascular surgery. Hepalean is the only line of heparin that offers presentations that are preservative free.

"Our decision to contract with Hemosol was based on their key competencies and experience," said Fred Hendriksen, President, of Organon Canada. "Built to extract, purify and manufacture proteins, Hemosol's world-class Meadowpine manufacturing facility and related capabilities are perfectly suited to manufacture our Hepalean products and we anticipate other opportunities between Organon and Hemosol."

ABOUT ORGANON CANADA
Organon is the largest of the three pharmaceutical business units of Akzo Nobel, a leading global company in health care products, coatings and chemicals. Headquartered in The Netherlands, Akzo Nobel currently employs 67,900 people in 80 countries. Its sales totalled Euro 14 billion in 2002. Organon is a global leader in the creation of innovative prescription medicines for gynaecology, mental health, anaesthesia, and cardiovascular disease - products that contribute to the health of people and their quality of life.


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Organon, headquartered in Roseland, NJ, USA creates and markets prescription medicines that improve the health and quality of human life. Through a combination of independent growth and business partnerships, Organon strives to become or remain one of the leading pharmaceutical companies in each of its core therapeutic fields: reproductive medicine, psychiatry and anaesthesia. Organon products are sold in over 100 countries, of which more than 60 have an Organon subsidiary. Organon is the human health care business unit of Akzo Nobel.

Organon Canada Ltd., located in Toronto, sells Puregon, Marvelon, Remeron RD, Zemuron, and Andriol. For more information visit Organon Canada's website at www.organon.ca

ABOUT HEMOSOL
Hemosol is a biopharmaceutical company focused on the development and manufacturing of biologics, particularly blood-related proteins. Hemosol is leveraging its expertise in manufacturing blood proteins and its state-of-the-art Meadowpine manufacturing facility to seek additional strategic growth opportunities. Hemosol has a broad range of novel therapeutic products in development, including HEMOLINK TM (hemoglobin raffimer), oxygen therapeutic designed to rapidly and safely improve oxygen delivery via the circulatory system. Hemosol is also developing next generation oxygen therapeutics, a hemoglobin-based drug delivery platform to treat diseases such as hepatitis C and liver cancers, and a cell therapy program initially directed to the treatment of cancer.

For more information visit Hemosol's website at www.hemosol.com.

Hemosol's common shares are listed on the NASDAQ Stock Market under the trading symbol "HMSL" and on the Toronto Stock Exchange under the trading symbol "HML".

Certain statements concerning Hemosol's future prospects are "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and other applicable securities legislation. There can be no assurances that future results will be achieved, and actual results could differ materially from forecasts and estimates. Important factors that could cause actual results to differ materially from forecasts and estimates include, but are not limited to: Hemosol's ability to obtain regulatory approvals for its products; Hemosol's ability to successfully complete clinical trials for its products and enter into satisfactory arrangements for the supply of materials used in its manufacturing operations and the sale of resulting products to customers; technical, manufacturing or distribution issues; the competitive environment for Hemosol's products; the degree of market penetration of Hemosol's products; Hemosol's ability to obtain sufficient financing to complete clinical development of its products; and other factors set forth in filings with Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission. These risks and uncertainties, as well as others, are discussed in greater detail in the filings of Hemosol with Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission. Hemosol makes no commitment to revise or update any forward-looking statements in order to reflect events or circumstances after the date any such statement is made.

Contact: JASON HOGAN
         Investor & Media Relations
         416 361 1331
         800 789 3419
         416 815 0080 fax
         ir@hemosol.com
         www.hemosol.com


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                                   SIGNATURES

           Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                HEMOSOL CORP.


                                By: /s/ LEE D. HARTWELL
                                     -------------------------------------------
                                     Name:   Lee D. Hartwell
                                     Title:  President, Chief Executive Officer
                                              and Chief Financial Officer

Date:  September 28, 2004














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